# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIAN RUIXIANG HOLDINGS LTD, CIK 0001782941
CUSIP: G8884K128
Title of class of securities: Class A ordinary share, par value $0.025 per share
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100000
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0002070931
Persons authorized to receive notices and communications: Mufang Gao, Room 918, Jingding Building,, Xicheng District, Beijing, China (F4), 100000, (010) 87529554

## Reporting persons
- Mufang Gao (CIK 0002070931): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 3,250,900; sole dispositive power 0; shared dispositive power 3,250,900; aggregate amount beneficially owned 3,250,900 (2.65% of the class)
  Comment: Row 8, 10, and 11 include: (a) 570,100 class A ordinary shares, 1,050,000 class B ordinary shares, and the right to purchase up to 388,800 class A ordinary shares held by Unitrust Holdings Limited; (b) 270,000 class A ordinary shares and the right to purchase up to 270,000 class A ordinary shares held by Plenty Holdings Company Limited; and (c) 351,000 class A ordinary shares the right to purchase up to 351,000 class A ordinary shares held by ES-Shining Unity Holdings Limited. Each Class B ordinary share can be converted to one Class A ordinary share at any time at the option of the holder. Mufang Gao, as the sole director and controlling shareholder of Unitrust Holdings Limited, Plenty Holdings Company Limited, and ES-Shining Unity Holdings Limited, has the dispositive and voting power over the shares held by each of these entities.
  
  Row 13 is calculated based on 121,807,154 shares, consisting of 120,757,154 Class A ordinary shares (1 vote per share) outstanding as of June 30, 2025, as provided by the Issuer, 1,050,000 Class B ordinary shares (600 votes per share), and the right to purchase up to 1,009,800 class A ordinary shares.
- Unitrust Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 2,008,900; sole dispositive power 0; shared dispositive power 2,008,900; aggregate amount beneficially owned 2,008,900 (1.64% of the class)
  Comment: Row 8, 10, and 11 include 570,100 class A ordinary shares, 1,050,000 class B ordinary shares and the right to purchase up to 388,800 class A ordinary shares held by Unitrust Holdings Limited. Each Class B ordinary share can be converted to one Class A ordinary share at any time at the option of the holder. Mufang Gao, as the sole director and controlling shareholder of Unitrust Holdings Limited, has the dispositive and voting power over the shares held by this entity.
  
  Row 13 is calculated based on 122,195,954 shares, consisting of 120,757,154 Class A ordinary shares (1 vote per share) outstanding as of June 30, 2025, as provided by the Issuer, 1,050,000 Class B ordinary shares (600 votes per share), and the right to purchase up to 388,800 class A ordinary shares.
- Plenty Holdings Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 540,000; sole dispositive power 0; shared dispositive power 540,000; aggregate amount beneficially owned 540,000 (0.45% of the class)
  Comment: Row 8, 10, and 11 include 270,000 class A ordinary shares and the right to purchase up to 270,000 class A ordinary shares held by Plenty Holdings Company Limited. Mufang Gao, as the sole director and controlling shareholder of Plenty Holdings Company Limited, has the dispositive and voting power over the shares held by this entity. Row 13 is calculated based on 121,027,154 shares, consisting of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer, and the right to purchase up to 270,000 class A ordinary shares.
- ES-Shining Unity Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 702,000; sole dispositive power 0; shared dispositive power 702,000; aggregate amount beneficially owned 702,000 (0.58% of the class)
  Comment: Row 8, 10, and 11 include 351,000 class A ordinary shares and the right to purchase up to 3510,000 class A ordinary shares held by ES-Shining Unity Holdings Limited. Mufang Gao, as the sole director and controlling shareholder of ES-Shining Unity Holdings Limited, has the dispositive and voting power over the shares held by this entity. Row 13 is calculated based on 121,108,154 shares, consisting of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer, and the right to purchase up to 351,000 class A ordinary shares.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.025 per share
Name of issuer: TIAN RUIXIANG HOLDINGS LTD
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100000
Comment:
This Schedule 13D/A amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 18, 2023, the Schedule 13D/A filed with the SEC on June 10, 2024, and the Schedule 13D filed with the SEC on June 4, 2025 (collectively, the "Original Schedule 13D"). Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Original Schedule 13D. All disclosure in respect of items and exhibits contained in the Original Schedule 13D where no new information is provided for such item in this amendment is incorporated herein by reference. Capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original Schedule 13D.

This Amendment is being filed solely due to a change in the aggregate number of securities of the Issuer outstanding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
References to percentage ownerships of Class A ordinary share in this Amendment are based upon the 120,757,154 shares of Class A ordinary share stated to be outstanding as of June 30, 2025, as provided by the Issuer.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this amendment are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this amendment are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Other than as described herein, the Reporting Persons have not effected any transactions in the Issuer's securities during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Mufang Gao: /s/ Mufang Gao, Mufang Gao/Director (07/08/2025)
- Unitrust Holdings Limited: /s/ Mufang Gao, Mufang Gao/Director (07/08/2025)
- Plenty Holdings Company Limited: /s/ Mufang Gao, Mufang Gao/Director (07/08/2025)
- ES-Shining Unity Holdings Limited: /s/ Mufang Gao, Mufang Gao/Director (07/08/2025)